

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 17, 2007

Via U.S. mail and facsimile

Douglas P. Taylor
President and Chief Executive Officer
Taylor Devices, Inc.
90 Taylor Drive
P.O. Box 746
North Tonawanda, NY 14126

> **Re: Taylor Devices, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 7, 2007**
> **File No. 333-147878**

Dear Mr. Taylor:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please state the number of shares you are offering in the merger. If this number will not be known until the closing of the merger, please disclose the exchange ratio.

Signature Page

2. Please identify the signature of your principal accounting officer on the signature
    page of the registration statement.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You
may wish to provide us with marked copies of the amendments to expedite our review.
Please furnish a cover letter that is filed on EDGAR with your amendments that keys
your responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in your filings to be certain that your filings include all information required
under the Securities Act and the Exchange Act and that they have provided all
information investors require for an informed investment decision. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of its registration statement, it should furnish a letter, at the time of such
request, acknowledging the following:

- Should the Commission or the staff, acting pursuant to delegated
  authority, declare the filing effective, it does not foreclose the Commission
  from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated
  authority, in declaring the filing effective, does not relieve the company
  from its full responsibility for the adequacy and accuracy of the disclosure
  in the filing; and

- The company may not assert staff comments and the declaration of
  effectiveness as a defense in any proceeding initiated by the Commission
  or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of your registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in your registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact the undersigned at (202) 551-3765 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Christopher J. Bonner, Esq.
        Hiscock & Barclay, LLP
        via facsimile (315) 425-8568